SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------

                                  SCHEDULE 13D
                                 AMENDMENT NO. 3
                           ---------------------------

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Pico Products, Inc.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    719884108
                                 (CUSIP number)


                           William L. Walton, Chairman
                           Allied Capital Corporation
                         1919 Pennsylvania Avenue, N.W.
                              Washington, D.C.20006
                                 (202) 331-1112
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                September 4, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]



                                       13D
                               CUSIP No. 719884108


1         Name(s) of reporting person(s)SS or IRS              Allied Capital Corporation
          identification number(s)  of person(s)               52-1081052


2         Check the appropriate box if a member of a group     (a) [X]
                                                               (b) [   ]
3         SEC USE ONLY

4         Source of funds                                      WC, OO

5         Check if disclosure of legal proceedings is          [   ]
          required pursuant to Item 2(d) or 2(e)

6         Citizenship or place of organization                 Maryland

          Number of shares beneficially owned by each reporting person with:

7         Sole voting power                                    507,888

8         Shared voting power                                  0

9         Sole dispositive power                               507,888

10        Shared dispositive power                             0

11        Aggregate amount beneficially owned by each          1,102,714
          reporting person
12        Check if the aggregate amount in row 11 excludes     [    ]
          certain shares

13        Percent of class represented by amount in row 11     21.7%

14        Type of reporting person                             CO, IV



                                       13D
                               CUSIP No. 719884108


1         Name(s) of reporting person(s)SS or IRS              Allied Investment Corporation
          identification number(s)  of person(s)               52-1278855

2         Check the appropriate box if a member of a group     (a) [X]
                                                               (b) [   ]
3         SEC USE ONLY

4         Source of funds                                      WC, OO

5         Check if disclosure of legal proceedings is          [   ]
          required pursuant to Item 2(d) or 2(e)

6         Citizenship or place of organization                 Maryland

          Number of shares beneficially owned by each reporting person with:

7         Sole voting power                                    594,826

8         Shared voting power                                  0

9         Sole dispositive power                               594,826

10        Shared dispositive power                             0

11        Aggregate amount beneficially owned by each          1,102,714
          reporting person

12        Check if the aggregate amount in row 11 excludes     [    ]
          certain shares

13        Percent of class represented by amount in row 11     21.7%

14        Type of reporting person                             CO, IV


Item 1. Security and Issuer.
               This statement relates to the Common Stock of Pico Products, Inc., a New York Corporation (the "Issuer"). The Issuer's executive offices are located at 12500 Foothill Boulevard, Lakeview Terrace, California 91342.

Item 2. Identity and Background.
               Each of Allied Capital Corporation ("ACC"), Allied Investment Corporation ("AIC"), Allied Capital Corporation II ("ACCII") and Allied Investment Corporation II ("AICII") is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"). ACC, AIC, ACCII and AICII are collectively referred to herein as the "Allied" In December, 1997, ACCII was merged into ACC, and AICII was merged into AIC. All Senior Subordinated Debentures, Common Stock, Warrants and Warrants Subject to Call of the Issuer previously held by ACCII are now held by ACC and all Senior Subordinated Debentures, Common Stock, Warrants and Warrants Subject to Call of the Issuer previously held by AICII are now held by AIC.

               ACC has elected to be regulated as a business development company under the 1940 Act. AIC is a wholly-owned subsidiary of ACC. ACC and AIC are both organized as Maryland corporations and have their principal place of business located at 1919 Pennsylvania Avenue, N.W., 3rd Floor, Washington, D.C. 20006.

               During the last five years, neither ACC, AIC, nor any of their respective executive officers or directors, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

               Pursuant to the terms of a Participation Agreement dated November 5, 1997, by and among Allied, the Issuer, certain affiliates of the Issuer and certain individuals named therein, and a Participation Agreement dated March 24, 1998 by and among Allied, the Issuer, certain affiliates of the Issuer and certain individual named therein, Allied sold to certain members of management of the Issuer an aggregate of 107,000 shares of the Issuer's Common Stock, 349,130 Warrants and 91,714 Warrants Subject to Call.

               On September 4, 1998, Pico repaid Allied $1.39 million of Senior Subordinated Debentures. In return, Allied is obligated to return to Pico an aggregate of 304,196 Warrants.


Item 4. Purpose of Transaction.

               Neither ACC nor AIC has no plan or proposal which relates to or would result in any action described in (a) through (j) of this
               Item 4.

Item 5. Interest in Securities of the Issuer.

               (a) In the aggregate, the ACC and AIC have the right to acquire up to 1,102,714 shares (21.7%) of the Common Stock of the Issuer.

               (b) Upon exercise of the warrants, ACC would have sole power to vote, and sole power to dispose of 507,888 shares of Common Stock of the Issuer, and AIC would have the sole power to vote, and sole power to dispose of 594,826 shares.

               (c) See Item 3.

               (d) Not applicable.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               None.

Item 7. Material to be Filed as Exhibits.

               SEC Investment Company Act Release No. IC-22941, dated December 16, 1997 is hereby incorporated by reference to SEC File No. 812-10870.











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



                                   Signatures

After  reasonable   inquiry  and  to  the  best  knowledge  and  belief  of  the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.


Dated:  October 22, 1998


                                                 ALLIED CAPITAL CORPORATION


                                    By:   /s/ William L. Walton
                                          -------------------------------------
                                          William L. Walton
                                          President and Chief Executive Officer



                                                ALLIED INVESTMENT CORPORATION


                                      By:   /s/ William L. Walton
                                          -------------------------------------
                                          William L. Walton
                                          President and Chief Executive Officer